UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Supervisory Committee’s Report

To the Sharerholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

In accordance with the provisions of both section No. 294 of Law No. 19,550 and the regulations of the National Securities Commission (hereinafter “CNV”), we have performed a review of the accompanying financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”), which comprise the statement of financial position as of December 31, 2016, the statements of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory information. Additionally, we have performed a review of the Board of Directors Annual Report for the fiscal year ended December 31, 2016. The amounts and other information related to fiscal year 2015 are an integral part of the aforementioned financial statements and should therefore be considered in relation to those financial statements.

Directors’ Responsibility

The Company Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (hereinafter “IFRS”), as they were approved by the International Accounting Standards Board, which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (hereinafter “FACPCE”), as the applicable accounting standards and incorporated by the CNV into its regulations. Additionally, the Board of Directors is responsible for such internal control as it determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to issue a conclusion based on the review performed with the scope mentioned in the paragraph “Scope of our review”.

Scope of our review

We have performed our review in accordance with current regulations, which require that the financial statements be examined in accordance with generally accepted auditing standards and that such review include verification of the reasonableness of the significant information contained in the documents subject to the review and its consistency with the information on corporate decisions of which we have become aware, laid down in Board of Directors and Shareholders’ Meetings minutes, and whether such decisions comply with the law and the by-laws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the Company external auditors, Price Waterhouse & Co. S.R.L, who on March 8, 2017 issued their auditors’ report. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Company, as well as evaluating the overall financial statement presentation.

Supervisory Committee’s Report (Continued)

We have not assessed the corporate management, financing, marketing or operating criteria, inasmuch as they are the responsibility of the Board of Directors and the Shareholders’ Meeting.

Furthermore, in relation to the Board of Directors Annual Report for the year ended December 31, 2016, we have verified that it contains the information required by section No. 66 of Law No. 19,550, and, as to matters within our field of competence, that the numerical data included therein agree with the Company’s accounting records and other pertinent documentation.

Conclusion

Based on the review performed, with the scope described above, we report that:

a)   in our opinion, the financial statements mentioned in the first paragraph of this report present fairly, in all material respects, the financial position of Edenor S.A. as of December 31, 2016, its comprehensive income and cash flows for the year then ended, in conformity with IFRS;

b)   we have no observations to make, as to matters within our field of competence, in relation to the Board of Directors Annual Report. However, the affirmations regarding future events included therein are the responsibility of the Board of Directors.

Emphasis of matter paragraph

We draw the attention to the situation detailed in note 1 to the financial statements with respect to the economic and financial situation of the Company. Furthermore, as mentioned in note 17, as of December 31, 2016, the negative results recorded by the Company consume the reserves and more than 50% of the share capital. According to the provisions of Section 206 of Law No. 19,550 the Company is required to perform a mandatory capital stock reduction; therefore, the Company shareholders must adopt the necessary measures to rectify this situation. Our conclusion does not include any qualification with regard to this situation.

Report of compliance with current regulations

As required by current regulations, we report that:

a)   the financial statements of Edenor S.A. have been transcribed to the “Inventory and Balance Sheet” book and, as to matters within our field of competence, comply with the provisions of Law No. 19,550 and the CNV’s applicable resolutions;

b)   the financial statements of Edenor S.A. arise from accounting records, which are kept, in all formal aspects, in conformity with legal regulations and maintain the safety and integrity conditions based on which they were authorized by the CNV;

Supervisory Committee’s Report (Continued)

c)   with regard to the Appendix to the Annual Report concerning the Report on the Code of Corporate Governance, no relevant aspect whatsoever has come to our attention that causes us to believe that it should be modified to properly comply with the provisions of Resolution No. 606 of the CNV;

d)   as required by the CNV regulations, we have read the external auditor’s report, from which the following may be inferred:

       i.    the auditing standards applied are those approved by the FACPCE, which include independence requirements, and;

      ii.    the financial statements have been prepared taking into account the IFRS and the CNV regulations.

e)   we have verified compliance with the provision and maintenance of guarantees of the Directors in office in Edenor S.A. at the date of presentation of these financial statements as of December 31, 2016, as required by caption 1.4. of Appendix I of Technical Resolution No. 15 of the FACPCE;

f)    we have applied to Edenor S.A. the procedures on money laundering and terrorism financing prevention set forth in the respective accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires;

g)   we have complied with the provisions of section No. 294 of Law No. 19,550.

City of Buenos Aires, March 8, 2017

By the Supervisory Committee

José Daniel Abelovich
Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 14, 2017